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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of           November         , 2000
                  --------------------------

                              Softcare EC.com Inc.
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                 (Translation of registrant's name into English)

                             107-980 West 1st Street
                        North Vancouver, British Columbia
                                 Canada V7P 3N4
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x]     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

PRESS RELEASE DATED NOVEMBER 9, 2000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Softcare EC.com Inc.
                                           -------------------------------------
                                                      (Registrant)


Date  November 14, 2000                 By  /s/ Martyn Armstrong
     ------------------                    -------------------------------------
                                           Martyn Armstrong, President and CEO

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*Print the name and title under the signature of the signing officer.
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SOFTCARE EC.COM INC.
                                                       Shares Issued: 16,989,728
                                                       Fully Diluted: 19,116,728
                                                                Symbol: SCE-CDNX
                                                                        NR-00-24
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          SOFTCARE ANNOUNCES PILOT CONTRACT WITH SNAKCORP INC/NALLEY'S

NORTH VANCOUVER, BRITISH COLUMBIA, NOV 9, 2000 - SoftCare EC.Com Inc.(CDNX:SCE), www.softcare.com is pleased to announce the signing of Snakcorp/Nalley's to its "PRIVATELABELHOME", Business-to-Business (B2B) industry portal (previously announced on Nov.3, 2000).

Snakcorp is the largest US private label manufacturer of consumer-related snack foods on the West Coast. Snakcorp has signed a service contract for pilot and production service for a 3-year period commencing November 6, 2000. Under the general terms of the service agreement, Snakcorp will utilize the web-based services of SoftCare's B2B portal "PRIVATELABELHOME." SoftCare predicts that as additional clients are signed to the portal, revenues will increase dramatically. The company estimates that the signing of additional clients in this vertical market could potentially result in as much as US $30 million in annual recurring revenue.

"PRIVATELABELHOME" is an internet-based platform designed to streamline business processes and communications among the manufacturers, their retailers and suppliers in the project management function of new product development. Snakcorp will engage with Softcare for the use of "PRIVATELABELHOME" to determine its effectiveness and value in an operational environment. More importantly, Snakcorp's commitment to Softcare during the pilot and their presence in the private label manufacturing industry will provide an excellent example of the cost- effectiveness and benefits of "PrivateLabelHome" in the private label manufacturing industry.

JOHN FROSTAD, PRESIDENT OF SNAKCORP & NALLEY'S STATES: "PRIVATELABELHOME" WILL GREATLY SIMPLIFY THE PROCESS OF PRIVATE LABEL NEW PRODUCT DEVELOPMENT, AND SIGNIFICANTLY REDUCE THE OVERALL COSTS FOR MANUFACTURERS. WE FEEL THAT OUR ABILITY TO SERVICE OUR CUSTOMERS WILL BE GREATLY ENHANCED BY THIS SPECIALIZED WEB-ENABLED PROJECT MANAGEMENT SERVICE FROM "PRIVATELABELHOME."

MARTYN ARMSTONG, PRESIDENT AND CEO OF SOFTCARE STATES: "AS THIS CONTRACT IS THE FIRST OF WHAT I BELIEVE WILL BE MANY, I AM EXTREMELY EXCITED ABOUT THE FUTURE REVENUE POTENTIAL OF "PRIVATELLABELHOME" AS COST SAVINGS FROM THIS PORTAL ARE RECOGNIZED BY THE INDUSTRY. OTHER PRIVATE LABEL MANUFACTURERS SHOULD SOON FOLLOW BASED ON SAVINGS AVAILABLE TO THEM BY PARTICIPATING IN THE "PRIVATELABELHOME" PORTAL.

SoftCare is pleased to be participating in the annual Private Label Manufacturing Association industry trade show "New Century Store Brands" November 12-14, 2000 in Chicago, IL. The company will be presenting the "PRIVATELABELHOME" e-business portal solution to the PLMA members over this 3-day event.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all your business e-trading relationships.

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On behalf of the Board of Directors,


----------------------------
Martyn A. Armstrong
President and CEO




FOR MORE INFORMATION CONTACT:

Clive Massey
Investor Relations
SoftCare EC.Com Inc.
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
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SoftCare EC.com, Inc. Suite 107-980 West 1st Street, North Vancouver, BC V7P 3N4
        Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-763-8227

Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare's business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on May 8, 2000, and in the other reports filed by it from time to time with the SEC and regulatory boards in Canada.